FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of September 2011

CGG-Veritas

Tour Maine Montparnasse

33 Avenue du Maine

BP 191

75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Listing in the Dow Jones

Sustainability Europe Index

Paris, France – 19th September 2011

CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today that it has been selected for listing in the Dow Jones Sustainability Europe Index (DJSI) based on its strong sustainable development performance and long-term strategic commitment to corporate social responsibility. CGGVeritas joins 172 companies selected, among 600 assessed, for the year 2011/2012 as the only seismic company listed in DJSI Europe.

Based on the partnership of Sustainable Asset Management Company (SAM) and Dow Jones Indexes, the DJSI were launched in 1999 as the first global indexes that tracked the financial performance of the leading sustainability-driven companies worldwide. The DJSI provide asset managers with reliable information to manage sustainability portfolios and provide an effective platform and benchmark for companies that want to adopt sustainable best practices.

Jean-Georges Malcor, CEO, CGGVeritas, said: “We are very pleased to be selected for listing in the DJSI as it rewards our strong commitment to corporate sustainable responsibility which is at the heart of our CGGVeritas vision and values and critical to our long-term success.”

In addition to its listing in the DJSI, CGGVeritas has been listed on the Ethibel Excellence Index since July 2010 and the Aspi Eurozone® since September 2010.

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts:

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 832 351 8801
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique—Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

September 19th, 2011	By:	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
EVP General Secretary